UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE THOMSON CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

884903 10 5

(CUSIP Number)

DAVID W. BINET, ESQ.
THE WOODBRIDGE COMPANY LIMITED
65 QUEEN STREET WEST, SUITE 2400
TORONTO, ONTARIO  M5H 2M8
CANADA
(416) 364-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE WOODBRIDGE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 448,019,827

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 448,019,827

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,019,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.0%

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

The Common Shares (the “Common Shares”) of The Thomson Corporation (the “Company”) that are the subject matter of this Schedule 13D are beneficially owned by The Woodbridge Company Limited (“Woodbridge”).  As previously disclosed, Woodbridge, a private company, is the principal and controlling shareholder of the Company.  Woodbridge is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet.  Prior to his death in 2006, Kenneth R. Thomson controlled the Company through Woodbridge.  He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited.  Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares.  Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge.  The equity of Woodbridge will continue to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.  Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations.  In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.  This Schedule 13D is being filed as the estate arrangements have become operative.  There has been no change in the Thomson family’s beneficial ownership of the Common Shares.  The Common Shares that are the subject matter of this Schedule 13D are the same Common Shares that are the subject matter of a Schedule 13D filed today by The Bank of Nova Scotia (the “Bank”) and the Bank’s subsidiary, the Trust Company, in which the Bank and the Trust Company each disclaim beneficial ownership of the Common Shares.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Shares of the Company. The principal executive offices of the Company are located at Metro Center, One Station Place, Stamford, Connecticut 06902.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Woodbridge, 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8.

For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares, see the “Explanatory Note” above.

The following table sets forth certain information as to the executive officers and directors of Woodbridge:

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship

David K.R. Thomson	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

W. Geoffrey Beattie	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director and President of The Woodbridge Company Limited	Canadian

David W. Binet	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director, Executive Vice President and Secretary of The Woodbridge Company Limited	Canadian

John A. Tory	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Director of The Woodbridge Company Limited	Canadian

To the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of Woodbridge, neither Woodbridge, nor any executive officer or director of Woodbridge, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 2 and the “Explanatory Note” above.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 2 and the “Explanatory Note” above.

Woodbridge has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	any material change in the present capitalization or dividend policy of the Company;

	(f)	any other material change in the Company’s business or corporate structure;

	(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or

	(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The ownership percentages set forth herein are based on the 639,979,563 Common Shares outstanding as of April 25, 2007, as indicated in the Company’s Management’s Discussion and Analysis filed as Exhibit 99.1 to Form 6-K filed by the Company on April 30, 2007 regarding the Company’s first quarter 2007 results. Woodbridge is the beneficial owner of 448,019,827 Common Shares, or approximately 70.0% of the outstanding Common Shares as of that date.

	(c)	Woodbridge has not effected any transactions in the Common Shares during the past 60 days except for those set forth below.

Date	Nature of Transaction	Amount of Shares	Approximate Price Per Share ($) (exclusive of commissions)
March 15, 2007	Acquisition under dividend reinvestment plan	78,048	C$50.4600
April 13, 2007	Donation	2,150	C$48.5300
April 20, 2007	Donation	42,750	C$48.0500

None of the executive officers or directors of Woodbridge has effected any transactions in the Common Shares during the past 60 days.

(d) Except as indicated in Item 2, no person is known to Woodbridge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

THE WOODBRIDGE COMPANY LIMITED

By “David W. Binet”
Name:	David W. Binet
Title:	Executive Vice-President and Secretary